UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-40724

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RIDGETECH, INC.
(Translation of registrant’s name into English)

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4th Floor, Building 5, Renxin Yaju, Gong Shu District,
Hangzhou City, Zhejiang Province, People’s Republic of China, 310014
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Ridgetech, Inc. (formerly known as China Jo-Jo Drugstores, Inc.), a Cayman Islands exempted company (the “Company”) furnishes under the cover of Form 6-K the following:

Submission of Matters to a Vote of Security Holders.

On February 25, 2025, the Company held its annual general meeting of shareholders (the “Annual Meeting”) for discussion and approval of a series of proposals. A quorum was present at the meeting as required by the Third Amended and Restated Memorandum and Articles of Association of the Company. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows.

1.      A proposal to approve by ordinary resolution of the transactions contemplated by the Equity Exchange Agreement (the “Divestiture Agreement”), dated January 31, 2025, by and among the Company, Renovation Investment (Hong Kong) Co., Ltd., Lei Liu, Li Qi, and Oakview International Limited (the “Divestiture Proposal”).

For	Against	Abstain*
2,537,726	3,920	2,548,359

2.      A proposal to approve by ordinary resolution of the transactions including the issuance of ordinary shares, contemplated by the Equity Exchange Agreement (the “Acquisition Agreement”), dated January 31, 2025, by and among the Company, Lingtao Kong, and Ridgeline International Limited.

For	Against	Abstain
5,084,212	5,788	5

3.      A proposal to approve by special resolution of a change of the Company’s name from “China Jo-Jo Drugstores, Inc.” to “Ridgetech, Inc.”, and an alteration to the Company’s Third Amended and Restated Memorandum of Association and Articles of Association to refer to the new corporate name of the Company.

For	Against	Abstain
5,086,689	3,309	7

4.      A proposal to approve by ordinary resolution the election of the following four directors to serve until the next annual meeting or until their successors are duly elected and qualified:

Director’s Name	For	Withheld
Lingtao Kong	5,086,128	3,877
Caroline Wang	5,086,127	3,878
Jiangliang He	5,086,095	3,910
Genghua Gu	5,086,128	3,877

5.      A proposal to ratify by ordinary resolution of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2025.

For	Against	Abstain
5,120,151	2,460	86

6.      A proposal to approve by special resolution of the capital reduction and the share subdivision of the Company as further set forth in the proxy statement provided to shareholders for the Annual Meeting (the “Proxy Statement”).

For	Against	Abstain
5,086,361	3,618	26

7.      A proposal to approve by ordinary resolution for the Company’s board of directors (the “Board”) to effect a consolidation of the Company’s authorized and issued ordinary shares, at a ratio of up to one-for-five (1:5) as further set forth in the Proxy Statement.

For	Against	Abstain
5,083,635	4,854	1,516

8.      A proposal to approve by special resolution of the adoption of one or more newly amended and restated memorandum and articles of association to reflect the capital reduction, the share subdivision, the consolidation of ordinary shares and the company name change, as applicable.

For	Against	Abstain
5,086,415	3,581	9

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*        Pursuant to the Divestiture Agreement, the votes having abstained in relation to the Divestiture Proposal include 2,548,353 votes by or on behalf of Mr. Lei Liu, Ms. Li Qi and their affiliated parties. Therefore, in accordance with the Divestiture Agreement, the Divestiture Proposal has been approved by at least a majority of the votes cast by all Company shareholders present in person or by proxy at the Annual Meeting, other than Mr. Liu, Ms. Qi, Oakview or their affiliates.

Pursuant to the foregoing votes, (1) the transactions contemplated by the Divestiture Agreement were approved, ratified and confirmed in all respects; (2) the transactions including the issuance of ordinary shares, contemplated by the Acquisition Agreement were approved, ratified and confirmed in all respects; (3) a change of the Company’s name from “China Jo-Jo Drugstores, Inc.” to “Ridgetech, Inc.”, and an alteration to the Company’s Third Amended and Restated Memorandum of Association and Articles of Association to refer to the new corporate name of the Company were approved, ratified and confirmed in all respects; (4) the election of each of Mr. Lingtao Kong, Ms. Caroline Wang, Mr. Jiangliang He and Dr. Genghua Gu as director of the Company to serve until the next annual meeting or until their successors are duly elected and qualified was approved, ratified and confirmed in all respects; (5) the ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2025 was approved, ratified and confirmed in all respects; (6) the capital reduction and the share subdivision of the Company as further set forth in the Proxy Statement were approved, ratified and confirmed in all respects; (7) the authorization of the Board to effect a consolidation of the Company’s authorized and issued ordinary shares, at a ratio of up to one-for-five (1:5) as further set forth in the Proxy Statement was approved, ratified and confirmed in all respects; and (8) the adoption of one or more newly amended and restated memorandum and articles of association to reflect the capital reduction, the share subdivision, the consolidation of ordinary shares and the company name change, as applicable, was approved, ratified and confirmed in all respects.

Closing of Acquisition Transaction and Divestiture Transaction.

As previously disclosed, on January 31, 2025, the Company entered into (i) the Acquisition Agreement, pursuant to which the Company will effect an acquisition of Ridgeline International Limited (“Target”), by acquiring from Lingtao Kong, the sole shareholder of Target, all of the issued and outstanding ordinary shares of Target (the “Acquisition Transaction”), and (ii) the Divestiture Agreement, pursuant to which Renovation Investment (Hong Kong) Co., Ltd. (“Renovation”) shall, and the Company shall cause Renovation to, transfer all equity in Zhejiang Jiuxin Investment Management Co. Ltd., a limited liability company incorporated in the People’s Republic of China and a direct subsidiary of Renovation, to Oakview International Limited (“Oakview”), in exchange for irrevocable surrender for no consideration by Mr. Lei Liu, Ms. Li Qi, Oakview and their affiliates in total 2,548,353 ordinary shares of the Company back to the Company (the “Divestiture Transaction”). The Divestiture Agreement and the Acquisition Agreement are collectively referred to as the Transaction Agreements. The Divestiture Transaction and the Acquisition Transaction are collectively referred to as the Transactions.

As discussed above, on February 25, 2025, the Company held the Annual Meeting, at which the Company shareholders considered and adopted, among other matters, proposals to approve the Transactions. Pursuant to the terms and subject to the conditions set forth in the Transaction Agreements, following the Annual Meeting, on February 28, 2025, the Transactions were consummated (the “Closing”).

As approved by the Company shareholders at the Annual Meeting, following the Closing, the Company changed its name from “China Jo-Jo Drugstores, Inc.” to “Ridgetech, Inc.”, effective as of February 28, 2025. The Company will also change its trading symbol on The Nasdaq Stock Market LLC from “CJJD” to “RDGT”, and expects this changes to take effect on March 4, 2025. The CUSIP number for the Company’s ordinary shares will remain the same.

Effective as of Closing, Mr. Liu and Ms. Qi resigned from the Board and any other officer positions with the Company (including Mr. Liu’s role as Chief Executive Officer), and Ming Zhao was appointed as the Company’s interim Chief Executive Officer to hold such office until a permanent Chief Executive Officer is duly appointed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2025	RIDGETECH, INC.
	By:	/s/ Ming Zhao
	Name:	Ming Zhao
	Title:	Interim Chief Executive Officer

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